[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

June 17, 2008

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust and its series
the Nuveen U.S. Equity Completeness Fund
Re: File No. 333-03715

Dear Mr. O’Connor:

This letter responds to your oral comments on post-effective amendment number 48 to the Form N-1A Registration Statement (the “Amendment”) of Nuveen Investment Trust (the “Trust”) filed on April 11, 2008. The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, and relates to a new series of the Trust, the Nuveen U.S. Equity Completeness Fund (the “Fund”), formerly named the Nuveen U.S. Equity Risk Control Fund. We serve as counsel to the Trust. This letter provides each of your comments and our responses.

COMMENT 1

Please consider whether the name “Nuveen U.S. Equity Risk Control Fund” is inappropriate for the Fund in light of its investment focus. It appears that the term “risk control” is intended to be indicative of the Fund’s goal of reducing tracking error risk. Pursuant to the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, we believe that including “risk control” in the name of the Fund would be inappropriate if tracking error risk is the only risk the Fund is designed to reduce. In addition, please revise the disclosure in the Fund’s prospectus regarding the investment process to make it more readily understandable by investors.

RESPONSE TO COMMENT 1

In response to your comment, the name of the Fund has been changed to “Nuveen U.S. Equity Completeness Fund.” Additionally, the “How the Fund Pursues Its Objective” subsection under the “Fund Overview” section and the “How We Select Investments” section have been revised to make the disclosures more easily understood. Subject to approval of the Board of Trustees, the Fund’s investment objective has been revised to reflect the elimination of the term “risk control.” Copies of the revised sections are attached hereto.

COMMENT 2

The “Portfolio Turnover” section on page 7 of the prospectus should be revised to indicate that higher portfolio turnover could result in the change in the character of capital gains received by investors, resulting in an increased percentage of short-term capital gains that are taxed at higher ordinary income rates.

RESPONSE TO COMMENT 2

In response to your comment, the prospectus has been revised to reference the potential increase in short-term capital gains.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

Revised Sections to the Nuveen U.S. Equity Completeness Fund

FUND OVERVIEW

INVESTMENT OBJECTIVE

The investment objective of the fund is to provide capital appreciation and to enhance the risk/return profile of the U.S. equity portion of certain funds-of-funds advised by Nuveen Asset Management (“NAM”).

HOW THE FUND PURSUES ITS OBJECTIVE

Under normal market conditions, at least 80% of the fund’s net assets will be invested in U.S. equity securities.

NAM, the fund’s investment adviser, has selected Nuveen HydePark Group, LLC (“HydePark”), an affiliate of NAM, as sub-adviser to manage the investment portfolio of the fund.

The fund’s only investors are expected to be the Nuveen Conservative Allocation Fund, Nuveen Moderate Allocation Fund and Nuveen Growth Allocation Fund (individually, an “Allocation Fund,” and collectively, the “Allocation Funds”), which are advised by NAM and sub-advised by Richards & Tierney, Inc. (“R&T”).

Each Allocation Fund is a “fund-of-funds” and invests principally in shares of other registered investment companies, including open-end mutual funds and exchange-traded funds (the “Underlying Funds”). R&T is responsible for selecting the Underlying Funds included in the Allocation Funds. R&T intends to purchase shares of the fund on behalf of the Allocation Funds in order to enhance the risk/return profile of the Allocation Funds.

HydePark manages the fund with the goal of outperforming a customized benchmark (the “USECF Benchmark”). The USECF Benchmark is designed so that, when it is combined with the benchmarks of the U.S. equity-focused Underlying Funds included in the Allocation Funds, it approximates the performance and risk characteristics of the Russell 3000® Index.

The USECF Benchmark is rebalanced quarterly or whenever there are significant changes in the Underlying Funds that make up the U.S. equity portion of the Allocation Funds.

HydePark’s process seeks to optimize return while targeting a tracking error of 1.50% relative to the USECF Benchmark.

HOW WE SELECT INVESTMENTS

HydePark employs proprietary quantitative methods to construct the fund’s portfolio and seeks to outperform the USECF Benchmark, while limiting the tracking error of the fund relative to the USECF Benchmark. HydePark’s proprietary model evaluates and measures the strength of the fundamental characteristics of each security in the investment universe using earnings, cash flow, book value and dividends as well as recent stock performance. The model then assigns a weight to each security to construct a portfolio that is based on these fundamental factors, recent stock price performance and importantly, how these factors correlate.

HydePark is focused on delivering attractive risk-controlled returns in excess of applicable benchmarks. Its philosophy and process are oriented to benchmark-relative return and risk. HydePark believes that over the long run, stock prices ultimately follow certain fundamental measures of company performance, which HydePark calls “wealth creation factors.” It also believes that portfolios that are constructed by weighting stocks by the relative strength of their fundamental factors will outperform market-capitalization-weighted indexes over time. HydePark strictly uses a quantitative process to construct its portfolios and does not conduct analyst-driven research on the stocks

While the fund will contain many, if not all, of the names within the USECF Benchmark, the relative weights assigned to each name will differ from the weights in the USECF Benchmark.